Mail Stop 6010

January 11, 2008

Dr. Eugene Seymour
Chief Executive and Financial Officer
NanoViricides, Inc.
135 Wood Street, Suite 205
West Haven, CT 06516

Re: NanoViricides, Inc.
Registration Statement on Form SB-2
Filed January 4, 2008
File Number 333-148471

Dear Dr. Seymour:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form SB-2

1. In an appropriate place in your prospectus, please provide descriptions of the private placement transactions pursuant to which you sold securities to the selling shareholders listed in the filing.

2. We note that it appears that one of the selling shareholders, DKR Saturn Event Driven Holding Fund Ltd., is an affiliate of a broker-dealer. Please confirm to us that you have determined for each selling stockholder whether that selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

3. For each selling stockholder who is a broker-dealer, please revise the prospectus to state that such selling stockholder is an underwriter with respect to these securities. An exception to this requirement is recognized when the broker-dealer receives the securities as compensation for underwriting activities.

4. For each selling stockholder who is an affiliate of a broker-dealer, please revise the prospectus to state that:

    -   such selling stockholder purchased or will purchase the securities in the ordinary course of business, and
    -   at the time of purchase of such securities, the selling stockholder had or will have no agreement or understandings, directly or indirectly, with any person to distribute such securities or any securities issuable upon conversion or exercise.

    In the alternative, for each such broker-dealer affiliate who cannot make these representations, please state that they are underwriters within the meaning of the Securities Act of 1933.

5. Please revise your filing to provide executive compensation disclosure for the fiscal year ended December 31, 2007.

6. Please revise your filing to reflect that Dr. Eugene Seymour is signing in his capacity as the Chief Executive and Financial Officer, the controller or principal accounting officer, and director. The Form SB-2 requires the small business issuer, its principal executive officer, its principal financial officer, its controller or principal accounting officer and at least the majority of the board of directors to sign the registration statement. Any person who occupies more than one of the positions required to sign the filing shall indicate *each* capacity in which he or she signs the registration statement.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Peter Campitiello, Esq.
        Tarter Krinsky & Drogin LLP
        1350 Broadway
        New York, NY 10018